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                           March 11, 2021

       Zhou Jun
       Chief Financial Officer
       Farmmi, Inc.
       Fl 1, Building No. 1
       888 Tianning Street
       Liandu District
       Lishui, Zhejiang Province People   s Republic of China 323000

                                                        Re: Farmmi, Inc.
                                                            Form F-3
                                                            Filed March 9, 2021
                                                            File No. 333-254036

       Dear Mr. Jun:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Heather
Clark at 202-551-3624 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing